

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 9, 2016

Via E-mail
Ivan Menezes
Chief Executive
Diageo plc
Lakeside Drive
Park Royal
London NW 10 7HQ
England

> **Re:** **Diageo plc**
> **20-F for Fiscal Year Ended June 30, 2015**
> **Filed August 11, 2015**
> **File No. 1-10691**

Dear Mr. Menezes:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. You state on page 17 of the 20-F that you have sales in Africa and the Middle East, regions that include Sudan and Syria. In your letter to the staff dated April 15, 2013, you discussed limited indirect contact with Syria.

   As you are aware, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria since your April 15, 2013 letter, whether through subsidiaries, distributors, partners, customers, joint ventures or other direct or indirect arrangements.

You should describe any services, products, information or technology you have provided to Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the Syrian government or entities it controls.

You indicated to us in the April 15, 2013 letter that you had, and anticipated, no direct or indirect contacts with Sudan. Please tell us whether this is still the case. If it is no longer the case, please provide us with the same information regarding your contacts with Sudan as we request above regarding contacts with Syria.

2. Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comments or our review.


Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk


cc: John Reynolds
         Assistant Director
         Division of Corporation Finance

         Paul D. Tunnacliffe
         Company Secretary
         Diageo plc

         Richard C. Morrissey
         Sullivan & Cromwell LLP